SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For August 8, 2019

Commission File Number 1-38455

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	Q2 2019 Conference Call MorphoSys (August 7, 2019) – Presentation

99.2	Q2 2019 Conference Call MorphoSys (August 7, 2019) – Speech

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORPHOSYS AG (Registrant)

Date: August 8, 2019	By:	/s/ Dr. Sarah Fakih
		Name:	Dr. Sarah Fakih
		Title:	Vice President | Head of Corporate Communications & IR

	By:	/s/ Nicola Thomas
		Name:	Nicola Thomas
		Title:	Specialist Corporate Communications and Investor Relations